Exhibit 99.1

PROQR THERAPEUTICS N.V.

PROQR THERAPEUTICS N.V.

Unaudited Condensed Statement of Financial Position

(€ in thousands)

	March 31, 2015	December 31, 2014
Assets
Current assets
Cash and cash equivalents	€113,815	€112,736
Prepayments and other receivables	1,551	735
Social securities and other taxes	323	426

Total current assets	115,689	113,897

Property, plant and equipment	1,747	1,187
Intangible assets	152	163

Total assets	117,588	115,247

Liabilities and shareholders’ equity
Current liabilities
Finance lease liabilities	30	34
Trade payables	2,412	1,247
Social securities and other taxes	274	341
Pension premiums	130	127
Other current liabilities	1,918	1,265

Total current liabilities	4,764	3,014

Finance lease liabilities	7	15
Borrowings	2,885	2,814

Total liabilities	7,656	5,843

Shareholders’ equity
Shareholders’ equity	109,932	109,404

Total liabilities and shareholders’ equity	€117,588	€115,247

The notes are an integral part of these condensed interim financial statements.

PROQR THERAPEUTICS N.V.

Unaudited Condensed Statement of Profit or Loss and OCI

(€ in thousands, except share and per share data)

	THREE MONTH PERIOD ENDED MARCH 31,
	2015	2014
Other income	338	4

Research and development costs	(5,480)	(1,265)

General and administrative costs	(1,603)	(595)

Total operating costs	(7,083)	(1,860)

Operating result	(6,745)	(1,856)
Finance income and expense	6,980	(63)

Result before corporate income taxes	235	(1,919)
Income taxes	—	—

Net profit (loss) attributable to equity holders of the Company	235	(1,919)
Other comprehensive income	—	—

Total comprehensive profit (loss) (attributable to equity holders of the Company)	235	(1,919)

Share information
Weighted average number of shares outstanding [1] - basic	23,338,663	6,467,419
Weighted average number of shares outstanding [1] - diluted	24,378,072	6,467,419

Earnings per share attributable to the equity holders of the Company (expressed in Euro per share)	0.01	(0.30)

Basic profit (loss) per share	0.01	(0.30)[1]

Diluted profit (loss) per share	0.01	(0.30)[1]

[1]	For the comparative figures included in these financial statements, the potential exercise of share options and the conversion of preferred shares into ordinary shares are not included in the diluted earnings per share calculation as the Company was loss-making in that period. Due to the anti-dilutive nature of the outstanding options, basic and diluted earnings per share are equal in that period.

The notes are an integral part of these condensed interim financial statements.

PROQR THERAPEUTICS N.V.

Unaudited Condensed Statement of Changes in Equity

(€ in thousands, except share data)

	Number of shares		Total Share Capital	Share Premium	Equity Settled Employee Benefit Reserve	Accumulated Deficit	Total Equity
	Ordinary	Preferred
Balance at January 1, 2014	6,108,152	—	59	3,482	41	(3,671)	(89)
Net loss	—	—	—	—	—	(1,919)	(1,919)
Recognition of share-based payments	—	—	—	—	104	—	104
Shares issued in the period	—	—	—	—	—	—	—
Treasury shares issued	—	—	—	—	—	—	—

Balance at March 31, 2014	6,108,152	—	59	3,482	145	(5,590)	(1,904)

Balance at January 1, 2015	23,338,154	—	€934	€123,581	€687	€(15,798)	€109,404
Net profit (loss)	—	—	—	—	—	235	235
Recognition of share-based payments	—	—	—	—	288	—	288
Shares options exercised	5,090	—	0	5	—	—	5

Balance at March 31, 2015	23,343,244	—	934	123,586	975	(15,563)	109,932

The notes are an integral part of these condensed interim financial statements

PROQR THERAPEUTICS N.V.

Unaudited Condensed Statement of Cash Flows

(€ in thousands)

	THREE MONTH PERIOD ENDED MARCH 31,
	2015	2014

Cash flows from operating activities

Net profit (loss)	235	(1,919)
Adjustments for:
— Depreciation	95	17
— Share-based compensation	288	104
— Financial income and expenses	(6,980)	63

Changes in working capital	1,015	(199)

Cash used in operations	(5,347)	(1,934)

Corporate income tax paid	—	—
Interest received/(paid)	72	(2)

Net cash used in operating activities	(5,275)	(1,936)

Cash flow from investing activities

Purchases of property, plant and equipment	(488)	(156)

Purchases of intangible assets	—	—

Net cash used in investing activities	(488)	(156)

Cash flow from financing activities
Proceeds from exercise of share options	5	—
Proceeds from borrowings	—	—
Redemption of financial lease	(12)	(15)

Net cash used in financing activities	(7)	(15)

Net increase in cash and cash equivalents	(5,770)	(2,107)

Currency effect cash and cash equivalents	6,849	—

Cash and cash equivalents, at beginning of the period	112,736	4,129

Cash and cash equivalents at the end of the period	113,815	2,022

The notes are an integral part of these condensed interim financial statements.

PROQR THERAPEUTICS N.V.

Notes to Unaudited Condensed Interim Financial Statements

1. General information

ProQR Therapeutics N.V., or “ProQR” or the “Company”, is a development stage company that primarily focuses on the development and commercialization of novel therapeutic medicines.

Since September 18, 2014, the Company’s ordinary shares are listed on the NASDAQ Global Market under ticker symbol PRQR.

The Company was incorporated in the Netherlands, on February 21, 2012 and has been reorganized from a private company with limited liability to a public company with limited liability on September 23, 2014. The Company has its statutory seat in Leiden, the Netherlands. The address of its headquarters and registered office is Darwinweg 24, 2333 CR Leiden, the Netherlands.

As used in these condensed interim financial statements, unless the context indicates otherwise, all references to “ProQR” or the “Company” refer to ProQR Therapeutics N.V.

2. Significant Accounting Policies

These unaudited condensed financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). Certain information and disclosures normally included in financial statements prepared in accordance with IFRS have been condensed or omitted. Accordingly, these condensed financial statements should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2014. In the opinion of management, all adjustments, consisting of normal recurring nature, considered necessary for a fair presentation have been included in the condensed financial statements.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity or areas where assumptions and estimates are significant to these unaudited condensed interim financials are disclosed in Note 4.

The Company’s financial results have varied substantially, and are expected to continue to vary, from period to period. The Company believes that its ordinary activities are not linked to any particular seasonal factors.

The Company operates in one reportable segment, which comprises the discovery and development of innovative, RNA based therapeutics.

3. Adoption of new and revised International Financial Reporting Standards

The accounting policies adopted in the preparation of the condensed interim financial statements are consistent with those applied in the preparation of the Company’s annual financial statements for the year ended December 31, 2014. New Standards and Interpretations, which became effective as of January 1, 2015, did not have a material impact on our condensed interim financial statements.

4. Critical Accounting Estimates and Judgments

In the application of the Company’s accounting policies, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

(a) Share-based payments

Share options granted to employees and consultants are measured at the fair value of the equity instruments granted. Fair value is determined through the use of the Black-Scholes option-pricing model, which is considered the most appropriate model for this purpose by management.

Initially, the Company’s ordinary shares were not publicly traded and consequently the Company needed to estimate the fair value of its share and the expected volatility of that value. Please refer to Note 8 to the condensed interim financial statements for the assumptions used in those estimates. The value of the underlying shares was determined on the basis of the prior sale of company stock method. As such, the Company has benchmarked the value per share to external transactions of Company shares and external financing rounds.

For options granted on September 17, 2014, the Company used the opening price of the Company’s stock on September 18, 2014, the first day of trading of the Company’s stock on the Nasdag Global Market, which amounted to US$13.00 (€10.03) as the value of its ordinary shares.

For all options granted subsequent to the initial public offering, the Company uses the closing price of the ordinary shares on the previous business day as the exercise price of the options granted.

The result of the share option valuations and the related compensation expense is dependent on the model and input parameters used. Even though Management considers the fair values reasonable and defensible based on the methodologies applied and the information available, others might derive a different fair value for the Company’s share options.

(b) Corporate income taxes

The Company recognizes deferred tax assets arising from unused tax losses or tax credits only to the extent that the Company has sufficient taxable temporary differences or there is convincing evidence that sufficient taxable profit will be available against which the unused tax losses or unused tax credits can be utilized. Management’s judgment is that such convincing evidence is currently not sufficiently available and a deferred tax asset is therefore only recognized to the extent that the Company has sufficient taxable temporary differences.

(c) Research and development expenditures

Research expenditures are currently not capitalized but are reflected in the income statement because the criteria for capitalization are not met. At each balance sheet date, the Company estimates the level of service performed by the vendors and the associated costs incurred for the services performed.

Although we do not expect the estimates to be materially different from amounts actually incurred, the understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and could result in reporting amounts that vary in any particular period.

5. Cash and Cash Equivalents

As of March 31, 2015, the Company’s cash and equivalents were € 113,815,000 as compared to €112,736,000 at December 31, 2014. The increase was primarily driven by changes in the USD/EUR exchange rate and the resulting remeasurement, offset by operating expenses in the quarter. A significant portion of the cash balance is denominated in US dollars. The cash balances are held at banks with investment grade credit ratings. The cash at banks is at full disposal of the Company. Bank deposits are convertible into cash upon request of the Company.

6. Current liabilities

As of March 31, 2015 and December 31, 2014, the other current liabilities consisted principally of accruals for services provided by vendors not yet billed and other miscellaneous liabilities. The accrued liabilities as at March 31, 2015 increased compared to December 31, 2014 as a result of the increased level of research and development activities and as a result of increased staffing related accruals.

7. Borrowings

	March 31, 2015	December 31, 2014
	(€ in thousands)
Innovation credit	2,588	2,588
Accrued interest on innovation credit	297	226

	2,885	2,814

Innovation credit (“Innovatiekrediet”)

On June 1, 2012, ProQR was awarded an Innovation credit by the Dutch government, through its agency RVO (previously: “AgentschapNL”) of the Ministry of Economic Affairs, for the Company’s cystic fibrosis program. The credit was increased in the course of 2013 and 2014. The credit covers 35% of the costs incurred in respect of the program up to an initial maximum of € 5.0 million through November 30, 2015.

The credit is interest-bearing at a rate of 10% per annum. The credit, including accrued interest, is repayable in three instalments on January 31, 2017, January 31, 2018 and January 31, 2019, depending on the technical success of the program.

The assets which are co-financed with the granted innovation credit are subject to a right of pledge for the benefit of RVO.

8. Shareholders’ equity

The authorized share capital of the Company amounting to € 934,000 consists of 23,343,244 ordinary shares with a nominal value of € 0.04 per share. All issued shares have been fully paid in cash.

On September 15, 2014, the general meeting of shareholders of the Company resolved to approve and effect a capital reorganization, including a share split and bonus share issuance. The combined effect of the share split and bonus share issuance was a 101.804232-for-1 share split of the outstanding ordinary and preferred shares held by the Company’s shareholders. This share split became effective on September 15, 2014.

All share, per-share and related information presented in the comparative figures of these condensed interim financial statements and accompanying footnotes have been retroactively adjusted, where applicable, to reflect the impact of the share split.

On September 18, 2014, the Company was listed at the NASDAQ Global Market under ticker symbol PRQR. In connection with this listing, the Company issued a total of 8,625,000 ordinary shares against the initial public offering price of $ 13.00, resulting in gross proceeds of $ 112,125,000 (€ 87,202,000). The number of shares issued includes the exercise of the overallotment option granted to the underwriters. The net proceeds raised in the offering amounted to € 80,376,000, net of € 8,589,000 of underwriting discounts and offering expenses, of which € 6,826,000 was processed through share premium and € 1,763,000 was included in the statement of comprehensive loss as general and administrative costs.

All of the issued preferred shares were converted into the Company’s ordinary shares. The conversion rate for the preferred shares was one-to-one, adjusted for the stock splits.

Treasury shares

All treasury shares presented in the statement of changes in equity relate to ordinary shares that have legally been issued, but that are within control of the Company. Therefore, these shares are presented as treasury shares.

Share options

The Company operates an equity-settled share-based compensation plan which was introduced in 2013. The supervisory board may grant options to employees, members of the supervisory board, members of the management board and consultants. The quarterly compensation expenses included in operating costs for this plan were € 288,000 (2014: € 104,000), of which € 198,000 (2014: € 77,000) was recorded in general and administrative costs and € 90,000 (2014: € 27,000) was recorded in research and development costs.

9. Research and development costs

Research and development costs increased to € 5,480,000 for the quarter ended March 31, 2015 from € 1,265,000 for the same period in 2014 and comprised of allocated employee costs including share-based payments, the costs of materials and laboratory consumables, license and intellectual property costs and other allocated costs. The increase in expenses was primarily due to the advancement of QR-010 through the development phases as well as the start of other ProQR programs in research, including QR-110.

10. General and administrative costs

General and administrative costs increased to € 1,603,000 for the quarter ended March 31, 2015 from € 595,000 for the same period in 2014. The increase is primarily due to the growth of the G&A functions to support the strong overall growth of the Company, as well as costs directly and indirectly associated with our NASDAQ listing.

11. Income taxes

Due to the operating losses incurred since inception the Company has no tax provisions as of the balance sheet date. Furthermore, no significant temporary differences exist between accounting and tax results. Realization of deferred tax assets is dependent on future earnings, if any, the timing and amount of which are uncertain. Accordingly, the Company has not yet recognized any deferred tax asset related to operating losses.

12. Events after balance sheet date

The European Committee (EC) granted ProQR and our academic partners a grant of €6 million under the Horizon 2020 program to finance the clinical development of QR-010. Horizon 2020 is one of the largest research and innovation programs in the European Union with nearly €80 billion in available funding for qualified projects from 2014 to 2020. Under the Horizon 2020, the EC works closely with the European Research Council, the European Institute of Innovation and Technology and EURATOM and evaluates projects on three key pillars of Excellent Science, Industrial Leadership and Societal Challenges.